Seaport Global Securities LLC
360 Madison Avenue, 22nd Floor

New York, NY 10017

October 25, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Seaport Calibre Materials Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-258024)

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time on October 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 468 copies of the preliminary prospectus dated October 19, 2021 have been distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Jack Mascone
Name: Jack Mascone
Title: Head of Capital Markets

[Signature Page to Acceleration Request Letter]